                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                EQUITEX, INC.
                              (Name of Issuer)

                   COMMON STOCK, $.02 PAR VALUE PER SHARE
                       (Title of Class of Securities)

                                 294592 30 8
                               (CUSIP Number)

       Wayne William Mills                           William M. Mower, Esq.
    The Colonnade, Suite 290                 Maslon Edelman Borman & Brand, LLP
     5500 Wayzata Boulevard                           3300 Norwest Center
  Golden Valley, Minnesota 55416                 Minneapolis, Minnesota 55402
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copy to:

                           William M. Mower, Esq.
                     Maslon Edelman Borman & Brand, LLP
                             3300 Norwest Center
                        Minneapolis, Minnesota 55402

                              FEBRUARY 2, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)



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

                                 SCHEDULE 13D

  Cusip No.  294592 30 8                                       Page 2 of 5 pages
------------------------------------------------------------------------------------------------------------------------------------
  1     Name of Reporting Persons
        I.R.S. Identification Nos. of Above Persons (entities only)

        WAYNE WILLIAM MILLS
------------------------------------------------------------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*                                                                (a) []
                                                                                                                         (b) []
------------------------------------------------------------------------------------------------------------------------------------

  3     SEC Use Only

------------------------------------------------------------------------------------------------------------------------------------

  4     Source of Funds*

        PF
------------------------------------------------------------------------------------------------------------------------------------

  5     Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)                            []

------------------------------------------------------------------------------------------------------------------------------------

  6     Citizenship or Place of Organization

        USA
------------------------------------------------------------------------------------------------------------------------------------



                     7      Sole Voting Power

                            330,000
                     ---------------------------------------------------------------------------------------------------------------
     Number of
      Shares         8      Shared Voting Power
    beneficially
       owned                0
      by each        ---------------------------------------------------------------------------------------------------------------
     reporting
    person with:     9      Sole Dispositive Power

                             330,000
                     ---------------------------------------------------------------------------------------------------------------

                     10     Shared Dispositive Power

                            0
------------------------------------------------------------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         330,000 shares
------------------------------------------------------------------------------------------------------------------------------------

  12     Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*                                            []


------------------------------------------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         8.7%
------------------------------------------------------------------------------------------------------------------------------------

  14     Type of Reporting Person*

         IN
------------------------------------------------------------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

          This Statement on Schedule 13D dated February 27, 1998 (the "Schedule 13D") relates to the Common Stock, $.02 par value per share (the "Common Stock"), of Equitex, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 7315 East Peakview Avenue, Engelwood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This Schedule 13D is being filed by Wayne William Mills (the "Filing Person"), an individual residing in the State of Minnesota. The Filing Person is making this filing because he is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

          (b) The principal office of Mr. Mills is The Colonnade, Suite 290, 5500 Wayzata Boulevard, Golden Valley, Minnesota 55436.

          (c) Mr. Mills is an executive with R.J. Steichen & Company located at the address listed in (b) above.

          (d)-(e) During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has the Filing Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate purchase price of the purchases identified in response to Item 5(c) was $326,008. All such purchases were paid for with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

          The Filing Person purchased the Securities reported herein as an investment. Although the Filing Person has a present intention to purchase additional securities from time to time, depending upon market conditions and his evaluation of the Issuer's business and prospects, he may alternatively determine to decrease or dispose of his investment in securities of the Issuer, whether now owned or hereafter acquired, in privately negotiated or open market transactions, on such terms and at such times as the Filing Person considers desirable. In making anysuch determination, the Filing Person will take into consideration other available business opportunities, general economic conditions, monetary and stock market conditions, and future developments affecting the Issuer.

The Filing Person has not formed any specific intentions regarding:

        (i) Any extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Issuer or any of its securities;

        (ii) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

        (iii) Any change in the present Board of Directors or management of the Issuer (including plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

        (iv) Any material change in the present capitalization or dividend policy of the Issuer;

        (v) Any other material change in the Issuer's business or corporate structure;

        (vi) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other acts which may impede the acquisition of control of the Issuer by any person;

        (vii) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in the Nasdaq market;

        (viii) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (ix)Any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 330,000 shares of the outstanding Common Stock of the Issuer, representing approximately 8.7% of the Common Stock (based upon 3,791,115 shares outstanding).

     (b) The Reporting Person has sole voting and dispositive power with respect to a total of 330,000 shares.


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



      (c) Listed below are all transactions effected in the Issuer's Common Stock by the Reporting Person:

                     Nature of        Number              Price per            Total Pur-
Trade Date           Transaction    of Shares               Share             chase Price
-----------------------------------------------------------------------------------------------------------------------------------
2/02/98                 Buy          240,000               $0.7500             $180,000
2/11/98                 Buy           40,000                1.3750               55,000
2/13/98                 Buy           40,000                1.8126               72,504
2/19/98                 Buy           10,000                1.8504               18,504

(d)     Not applicable.

(e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the Filing Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     February 27, 1998


                                        By   /s/ Wayne William Mills
                                             --------------------------------
                                             Wayne William Mills



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